Exhibit 99.1
SINA Reports Second Quarter 2010 Financial Results

SHANGHAI, China—August 4, 2010—SINA Corporation (NASDAQ GS: SINA), a leading online media company and mobile value-added service (“MVAS”) provider for China and for the global Chinese communities, today announced its unaudited financial results for the quarter ended June 30, 2010.
Starting in the fourth quarter of 2009, in addition to the disclosure of GAAP results below, SINA’s historical revenues and certain non-GAAP measures (namely, gross profit, operating expenses, income from operations and advertising gross margin) have been revised to exclude results from China Online Housing Technology Corporation (“COHT”), adjusted for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the periods presented. These adjustments were made to reflect SINA injecting its online real estate advertising business into its majority-owned subsidiary COHT and exchanging its interest in COHT for approximately 33% interest in China Real Estate Information Corporation (“CRIC”) upon the successful listing of CRIC on the NASDAQ Global Select Market in October 2009 (“Transaction”). Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”
Second Quarter 2010 Highlights
•	Net revenues grew 10% year over year to $99.4 million.

•	Non-GAAP net revenues grew 18% year over year to $94.7 million, exceeding SINA’s guidance between $90.0 million and $93.0 million.

•	Advertising revenues grew 27% year over year to $73.1 million.

•	Non-GAAP advertising revenues grew 52% year over year to $73.1 million, exceeding SINA’s guidance between $70.0 million and $72.0 million.

•	Non-advertising revenues decreased 19% year over year to $26.3 million.

•	Non-GAAP non-advertising revenues decreased 33% year over year to $21.6 million, but exceeded SINA’s guidance between $20.0 million and $21.0 million.

•	Net income attributable to SINA increased 89% year over year to $25.2 million, or $0.38 diluted net income per share attributable to SINA.

•	Non-GAAP net income attributable to SINA increased 62% year over year to $27.7 million, or $0.42 non-GAAP diluted net income per share attributable to SINA.
“SINA had an outstanding second quarter. Our online advertising business, which excludes the adjusted results of SINA real estate advertising, grew 52% year over year, contributing to SINA’s top line and bottom line growth. SINA’s ability to rapidly grow online advertising revenues while expanding our profit margin is a reflection of the strength of SINA’s brand, market influence and online media capabilities,” said Charles Chao, CEO of SINA. “The adoption of SINA Weibo, our Twitter-like miniblog, is strong and increasingly gaining momentum, which is adding excitement to SINA’s brand and extending SINA’s leadership position in China’s online media space.”
Financial Results
For the second quarter of 2010, SINA reported net revenues of $99.4 million, compared to $90.3 million for the same period last year. Non-GAAP net revenues for the second quarter of 2010 totaled $94.7 million, compared to $80.6 million for the same period last year. Advertising revenues for the second quarter of 2010 were $73.1 million, compared to $57.8 million for the same period last year. Non-GAAP advertising revenues for the second quarter of 2010 were $73.1 million, compared to $48.1 million for the same period last year. The year over year advertising revenue growth was partially boosted by a successful coverage of the 2010 World Cup.
Non-advertising revenues for the second quarter of 2010 totaled $26.3 million, compared to $32.5 million for the same period last year. MVAS revenues for the second quarter of 2010 amounted to $20.0 million, compared to $30.9 million for the same period last year. The year over year decline in MVAS revenues was primarily due to China Mobile implementing series of measures in late November 2009 and January 2010, including the suspension of billing of wireless application protocol (“WAP”), limiting service offerings and partnerships allowed for each short messaging service (“SMS”) code, preventing television and radio promotion of certain interactive voice response system (“IVR”) products and requiring additional notices and customer confirmations in the MVAS ordering process. Other non-advertising revenues for the second quarter of 2010 included amortized deferred revenue of $4.7 million relating to the license agreements resulting from the Transaction.
Gross margin for the second quarter of 2010 was 58%, up from 56% for the same period last year. Advertising gross margin for the second quarter of 2010 was 60%, up from 58% for the same period last year. Non-GAAP advertising gross margin for the second quarter of 2010 was 61%, compared to 55% for the same period last year. The increase in non-GAAP advertising gross margin was mostly due to revenues growing faster than advertising cost of revenues. MVAS gross margin for the second quarter of 2010 was 42%, compared to 50% for the same period last year. The decline in MVAS gross margin was primarily due to a decline in mobile revenues without a proportional decline in mobile costs.
Operating expenses for the second quarter of 2010 totaled $32.0 million, compared to $36.7 million for the same period last year. Operating expenses for the second quarter of 2010 included $2.6 million in stock-based compensation expenses and $0.2 million in amortization expenses of intangible assets. Non-GAAP operating expenses for the second quarter of 2010 were $29.1 million, compared to $30.9 million for the same period last year. General and administrative expenses for the second quarter of 2010 included a reversal of $1.6 million in allowance for bad debt, resulting from the receipt of payments for past due accounts receivable.

The decrease in non-GAAP operating expenses was also due to lower marketing expenditures, partially offset by higher personnel-related expenses.
Operating income for the second quarter of 2010 was $26.1 million, compared to $13.6 million for the same period last year. Non-GAAP operating income for the second quarter of 2010 was $25.0 million, compared to $12.4 million for the same period last year.
The Company accounts for its investment in CRIC using the equity method of accounting and reports its interest in CRIC one quarter in arrears. Equity loss from CRIC for the second quarter of 2010 was $0.1 million, which is based on the Company’s share of net income attributable to CRIC for the first quarter of 2010 less its share of amortization of CRIC’s intangibles not on CRIC’s books. On a non-GAAP basis, equity income from CRIC for the second quarter of 2010 was $3.4 million, which was calculated based on non-GAAP net income attributable to CRIC following the same non-GAAP financial measures as the Company.
Provision for income taxes for the second quarter of 2010 was $2.4 million, compared to $2.0 million for the same period last year.
Net income attributable to SINA for the second quarter of 2010 was $25.2 million, compared to $13.3 million for the same period last year. Diluted net income per share attributable to SINA for the second quarter of 2010 was $0.38, compared to $0.23 for the same period last year. Non-GAAP net income attributable to SINA for the second quarter of 2010 was $27.7 million, compared to $17.1 million for the same period of last year. Non-GAAP diluted net income per share attributable to SINA for the second quarter of 2010 was $0.42, compared to $0.29 for the same period last year.
As of June 30, 2010, SINA’s cash, cash equivalents and short-term investments totaled $828.2 million, compared to $821.5 million as of December 31, 2009. Cash flow from operating activities was $12.9 million for the second quarter of 2010, compared to $18.8 million for the same period last year.
Business Outlook
SINA estimates that its non-GAAP net revenues for the third quarter of 2010 to be between $101.0 million and $104.0 million, with non-GAAP advertising revenues to be between $80.0 million and $82.0 million and non-GAAP non-advertising revenues to be between $21.0 million and $22.0 million. Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred revenue, which is related to the license agreements resulting from the Transaction.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-

GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income attributable to SINA, non-GAAP diluted net income per share attributable to SINA, and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, gain/loss on the disposal/purchase of business and investment, recognition of deferred revenues relating to the license agreements resulting from the Transaction and COHT’s adjusted results (for certain non-GAAP measures) from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding gain/loss on the disposal/purchase of a business or investment from its non-GAAP financial measure of net income attributable to

SINA is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.
The Company’s management believes excluding the recognition of deferred revenues relating to the license agreements resulting from the Transaction from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s revenue performance between reporting periods. In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding COHT’s results, adjusting for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the periods presented, from its non-GAAP financial measures to reflect the spin off of COHT is useful for itself and investors, because they enable management and investors to gain a better understanding of the Company’s comparative operating performance (when comparing such results with the current period or forecasts) and future prospects.
The Company’s non-GAAP equity income from its interest in net income attributable to CRIC exclude stock-based compensation, amortization expense of intangible assets and gains from the purchase of a business, which are consistent with the Company’s adjusted items to calculate non-GAAP measures.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 9:00 p.m. Eastern Time to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available from 9:00 p.m. — 10:00 p.m. Eastern Time on Wednesday, August 4, 2010 (9:00 a.m. — 10:00 a.m. Beijing Time on August 5, 2010). The webcast can be accessed through the Company’s corporate website at http://corp.sina.com. A dial-in to the conference is also available. Dial-in details are as follows:

US:	+1 617 597 5344
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672
Password for all regions: 73821141

A replay of the conference call will be available through midnight Eastern Time, August 11, 2010. The dial-in number is + 1 617 801 6888 (International). The pass code for the replay is 71938441.
About SINA
SINA Corporation (NASDAQ GS: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described without limitation in the “Business Outlook” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully develop and introduce new products, including MVAS products, any failure to successfully integrate acquired businesses, and risks associated with CRIC, including the merger of SINA online real estate business with CRIC. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2009 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2010	2009	2010	2010	2009
Net revenues:
Advertising	$73,090	$57,755	$54,279	$127,369	$100,926
Non-advertising	26,326	32,503	30,722	57,048	63,097

	99,416	90,258	85,001	184,417	164,023

Cost of revenues:
Advertising (a)	29,053	24,237	24,002	53,055	45,874
Non-advertising	12,303	15,751	12,869	25,172	29,246

	41,356	39,988	36,871	78,227	75,120

Gross profit	58,060	50,270	48,130	106,190	88,903

Operating expenses:
Sales and marketing (a)	19,584	21,118	17,050	36,634	36,947
Product development (a)	7,983	7,840	7,685	15,668	15,319
General and administrative (a)	4,169	7,287	6,206	10,375	13,480
Amortization of intangibles	246	411	2,600	2,846	822

	31,982	36,656	33,541	65,523	66,568

Income from operations	26,078	13,614	14,589	40,667	22,335

Non-operating income:
Interest and other income, net	1,601	2,069	1,593	3,194	5,056
Income (Loss) from investments, net	(84)	—	9,991	9,907	—

	1,517	2,069	11,584	13,101	5,056

Income before income taxes	27,595	15,683	26,173	53,768	27,391
Provision for income taxes	(2,391)	(1,991)	(1,898)	(4,289)	(4,043)

Net income	25,204	13,692	24,275	49,479	23,348
Less: Net income (loss) attributable to the noncontrolling interest	(25)	354	(78)	(103)	261

Net income attributable to SINA	$25,229	$13,338	$24,353	$49,582	$23,087

Basic net income per share attributable to SINA	$0.41	$0.25	$0.40	$0.81	$0.43

Diluted net income per share attributable to SINA	$0.38	$0.23	$0.37	$0.76	$0.40

Shares used in computing basic net income per share attributable to SINA	61,066	53,783	60,924	60,995	54,097
Shares used in computing diluted net income per share attributable to SINA	65,562	58,198	65,504	65,530	58,285

(a) Stock-based compensation included was as follows:
Cost of revenues — advertising	$812	$634	$1,021	$1,833	$1,261
Sales and marketing	615	560	753	1,368	1,080
Product development	444	414	652	1,096	850
General and administrative	1,531	1,720	1,732	3,263	3,409

SINA CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	June 30, 2010				June 30, 2009				March 31, 2010
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$73,090			$73,090	$57,755	(9,655	)(d)	$48,100	$54,279			$54,279
Non-advertising revenues	26,326	(4,686	)(c)	21,640	32,503			32,503	30,722	(4,686	)(c)	26,036

Revenues	$99,416	$(4,686)		$94,730	$90,258	$(9,655)		$80,603	$85,001	$(4,686)		$80,315

						634	(a)
		812	(a)			88	(b)			1,021	(a)
		(4,686	)(c)			(7,704	)(d)			(4,686	)(c)

Gross profit	$58,060	$(3,874)		$54,186	$50,270	$(6,982)		$43,288	$48,130	$(3,665)		$44,465

						(2,694	)(a)
		(2,590	)(a)			(411	)(b)			(3,137	)(a)
		(246	)(b)			(2,678	)(d)			(2,600	)(b)

Operating expenses	$31,982	$(2,836)		$29,146	$36,656	$(5,783)		$30,873	$33,541	$(5,737)		$27,804

		3,402	(a)			3,328	(a)			4,158	(a)
		246	(b)			499	(b)			2,600	(b)
		(4,686	)(c)			(5,026	)(d)			(4,686	)(c)

Income from operations	$26,078	$(1,038)		$25,040	$13,614	$(1,199)		$12,415	$14,589	$2,072		$16,661

		3,402	(a)							4,158	(a)
		246	(b)							2,600	(b)
		3,558	(e)			3,315	(a)			(4,094	)(e)
		(4,686	)(c)			469	(b)			(4,686	)(c)

Net income attributable to SINA	$25,229	$2,520		$27,749	$13,338	$3,784		$17,122	$24,353	$(2,022)		$22,331

Diluted net income per share attributable to SINA	$0.38			$0.42	$0.23			$0.29	$0.37			$0.34

Shares used in computing diluted net income per share attributable to SINA	65,562			65,562	58,198			58,198	65,504			65,504

Gross margin — advertising	60%	1%		61%	58%	-3%		55%	56%	2%		58%

	Six months ended				Six months ended
	June 30, 2010				June 30, 2009
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$127,369			$127,369	$100,926	(15,827	)(d)	$85,099
Non-advertising revenues	57,048	(9,372	)(c)	47,676	63,097			63,097

Revenues	$184,417	$(9,372)		$175,045	$164,023	$(15,827)		$148,196

						1,261	(a)
		1,833	(a)			177	(b)
		(9,372	)(c)			(12,612	)(d)

Gross profit	$106,190	$(7,539)		$98,651	$88,903	$(11,174)		$77,729

						(5,339	)(a)
		(5,727	)(a)			(822	)(b)
		(2,846	)(b)			(5,360	)(d)

Operating expenses	$65,523	$(8,573)		$56,950	$66,568	$(11,521)		$55,047

		7,560	(a)			6,600	(a)
		2,846	(b)			999	(b)
		(9,372	)(c)			(7,252	)(d)

Income from operations	$40,667	$1,034		$41,701	$22,335	$347		$22,682

		7,560	(a)
		2,846	(b)
		(536	)(e)			6,576	(a)
		(9,372	)(c)			939	(b)

Net income attributable to SINA	$49,582	$498		$50,080	$23,087	$7,515		$30,602

Diluted net income per share attributable to SINA	$0.76			$0.76	$0.40			$0.53

Shares used in computing diluted net income per share attributable to SINA	65,530			65,530	58,285			58,285

Gross margin — advertising	58%	2%		60%	55%	-3%		52%

(a)	To adjust stock-based compensation related to employee incentives.

(b)	To adjust amortization of intangible assets.

(c)	To adjust the recognition of deferred revenue related to the license agreements resulting from the transaction with CRIC.

(d)	To exclude COHT’s results, adjusting for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the period presented.

(e)	To adjust share of CRIC’s GAAP to Non-GAAP reconciling items, net of share of amortization of CRIC’s intangibles not on CRIC’s books.

	Three months ended			Three months ended			Six months ended
	June 30, 2010			March 31, 2010			June 30, 2010
			Non-GAAP			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results	Actual	Adjustments	Results

To adjust stock-based compensation		$1,311			$1,290			$2,601
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,474			1,699			3,173
To adjust gains from the purchase of a business:
Income from investment in affiliates*		—			(7,155)			(7,155)
Gain from settlement of pre-existing relationship with COHT		—			(701)			(701)

Equity income from CRIC	$650	$2,785	$3,435	$10,806	$(4,867)	$5,939	$11,456	$(2,082)	$9,374
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(773)	$773	$—	$(773)	$773	$—	$(1,546)	$1,546	$—

	$(123)	$3,558	$3,435	$10,033	$(4,094)	$5,939	$9,910	$(536)	$9,374

*	Represents the excess of fair value over the carrying amount recognized as a result of acquisition of COHT.

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2010	2009	2010	2010	2009

Net revenues
Advertising	$73,090	$57,755	$54,279	$127,369	$100,926
Mobile related	19,964	30,884	24,554	44,518	59,864
Others	6,362	1,619	6,168	12,530	3,233

	$99,416	$90,258	$85,001	$184,417	$164,023

Cost of revenues
Advertising	$29,053	$24,237	$24,002	$53,055	$45,874
Mobile related	11,660	15,313	12,424	24,084	28,421
Others	643	438	445	1,088	825

	$41,356	$39,988	$36,871	$78,227	$75,120

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	June 30,	December 31,
	2010	2009
Assets
Current assets:

Cash and cash equivalents	$543,699	$746,423
Short -term investments	284,491	75,095
Accounts receivable, net	96,746	74,999
Other current assets	31,681	22,381

Total current assets	956,617	918,898

Property and equipment, net	22,640	23,022
Goodwill and intangible assets, net	85,606	87,740
Investments	600,371	580,606
Other assets	3,810	3,576

Total assets	$1,669,044	$1,613,842

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,622	$1,918
Accrued liabilities	113,852	108,970
Income taxes payable	11,883	14,526
Convertible debt	99,000	99,000

Total current liabilities	227,357	224,414

Long-term deferred revenue	154,646	164,019
Other long-term liabilities	3,107	2,710

Total liabilities	385,110	391,143

Shareholders’ equity
SINA shareholders’ equity	1,282,605	1,221,727
Noncontrolling interest	1,329	972

Total shareholders’ equity	1,283,934	1,222,699

Total liabilities and shareholders’ equity	$1,669,044	$1,613,842